                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)
[X]                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                        OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996
                          -----------------

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


For the transition period from                      to
                               --------------------    ------------------

Commission file number 1-10745
                       -------

               A. Full title of the Plan and the address of the Plan. If different from that of the issuer named below:

                        CALDOR, INC. PROFIT SHARING PLAN

               B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             THE CALDOR CORPORATION
                             ----------------------
             (Exact name of Registrant as specified in its charter)


           Delaware                                          06-1282044
-------------------------------                 --------------------------------
(State or other jurisdiction of                 (I.R.S. Employer Identification
incorporation or organization)                                              No.)


20 Glover Avenue, Norwalk, CT                                06856-5620
-------------------------------                 --------------------------------
(Address of principal executive                               (Zip Code)
                        offices)

       Registrant's telephone number, including area code: (203) 846-1641

CALDOR, INC. PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                               PAGE
INDEPENDENT AUDITORS' REPORT                                                    1-2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits with Fund Information
   For the Years Ended December 31, 1996 and 1995                               3-4

  Statements of Changes in Net Assets Available for Benefits with Fund
   Information For the Years Ended December 31, 1996 and 1995                   5-6

  Notes to Financial Statements                                                7-14

SUPPLEMENTAL SCHEDULES IN COMPLIANCE WITH THE EMPLOYEE
  RETIREMENT INCOME SECURITY ACT OF 1974 FOR THE YEAR ENDED
  DECEMBER 31, 1996:

  Item 27(a) - Schedule of Assets Held for Investment Purposes                  15

  Item 27(d) - Schedule of Reportable Transactions - Aggregated by Issue        16

  Item 27(d) - Schedule of Reportable Transactions - Single Transactions        17



Schedules relating to party-in-interest transactions, loans or fixed income obligations in default and leases in default have been omitted because there were none during the 1996 plan year.

INDEPENDENT AUDITORS' REPORT


Plan Administrator of
Caldor, Inc. Profit Sharing Plan
Norwalk, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Caldor, Inc. Profit Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 7 to the financial statements, the Plan sponsor, The Caldor Corporation, filed for reorganization under Chapter 11 of the Federal Bankruptcy Code on September 18, 1995.




DELOITTE & TOUCHE LLP

New York, New York
June 20, 1997

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                         PARTICIPANT DIRECTED

                                      ----------------------------------------------------------
                                        CALDOR
                                        COMMON         EQUITY            FIXED
                                        STOCK          INDEX            INCOME          BALANCED
                                         FUND           FUND             FUND             FUND               TOTAL

ASSETS:
  Cash                                $     49      $    52,053      $   100,732      $  144,587       $   297,421
  Investments - at fair
    value (Notes 2 and 5)              442,864       14,648,068        7,549,458       3,899,187        26,539,577
  Guaranteed group annuity
    contract - at contract
    value (Notes 2 and 5)                   --               --       11,894,442              --        11,894,442
                                      --------      -----------      -----------      ----------       -----------
           Total investments           442,913       14,700,121       19,544,632       4,043,774        38,731,440
                                      --------      -----------      -----------      ----------       -----------
  Receivables:
    Employee contributions              17,449          113,591          114,518          54,513           300,071
    Employer contributions              28,811          260,074          249,263         126,921           665,069
    Due from broker for
      investments sold                      --            1,248               --              --             1,248
   Accrued interest and
     dividends                              --            4,328               --              --             4,328
                                      --------      -----------      -----------      ----------       -----------
           Total receivables            46,260          379,241          363,781         181,434           970,716
                                      --------      -----------      -----------      ----------       -----------
           Total assets                489,173       15,079,362       19,908,413       4,225,208        39,702,156
                                      --------      -----------      -----------      ----------       -----------
LIABILITIES:
  Administrative expenses
    payable                                481            9,143           12,030           2,406            24,060
  Due to broker for investments
    purchased                               --           53,027          100,268         144,469           297,764
                                      --------      -----------      -----------      ----------       -----------
           Total liabilities               481           62,170          112,298         146,875           321,824
                                      --------      -----------      -----------      ----------       -----------
NET INTERFUND
  TRANSFERS                             (3,897)        (323,260)         326,349             808                --
                                      --------      -----------      -----------      ----------       -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                        $484,795      $14,693,932      $20,122,464      $4,079,141       $39,380,332
                                      ========      ===========      ===========      ==========       ===========


See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1995
--------------------------------------------------------------------------------


                                                                PARTICIPANT DIRECTED
                                         -----------------------------------------------------------------
                                            CALDOR
                                            COMMON            EQUITY               FIXED
                                            STOCK             INDEX               INCOME          BALANCED
                                             FUND              FUND                FUND             FUND             TOTAL
ASSETS:
  Cash                                   $       --        $       155        $       310       $      155       $       620
  Investments - at fair value
    (Notes 2 and 5)                         917,693         13,263,762          3,157,950        2,896,423        20,235,828
  Guaranteed group annuity
   contracts - at contract value
    (Notes 2 and 5)                              --                 --         16,680,622               --        16,680,622
                                         ----------        -----------        -----------       ----------       -----------
           Total investments                917,693         13,263,917         19,838,882        2,896,578        36,917,070
                                         ----------        -----------        -----------       ----------       -----------
  Receivables:
    Employee contributions                   42,396            155,453            193,138           80,082           471,069
    Employer contributions                  809,430                 --                 --               --           809,430
    Accrued interest and dividends               49                148                306               59               562
                                         ----------        -----------        -----------       ----------       -----------
           Total receivables                851,875            155,601            193,444           80,141         1,281,061
                                         ----------        -----------        -----------       ----------       -----------
           Total assets                   1,769,568         13,419,518         20,032,326        2,976,719        38,198,131
                                         ----------        -----------        -----------       ----------       -----------
LIABILITIES:
  Administrative expenses payable             2,745             18,734             29,856            4,180            55,515
                                         ----------        -----------        -----------       ----------       -----------
           Total liabilities                  2,745             18,734             29,856            4,180            55,515
                                         ----------        -----------        -----------       ----------       -----------
NET INTERFUND TRANSFERS                      (3,048)            (2,203)             4,512              739                --
                                         ----------        -----------        -----------       ----------       -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                               $1,763,775        $13,398,581        $20,006,982       $2,973,278       $38,142,616
                                         ==========        ===========        ===========       ==========       ===========





See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
FUND INFORMATION
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                          PARTICIPANT DIRECTED
                                     ------------------------------------------------------------
                                       CALDOR
                                       COMMON           EQUITY             FIXED
                                       STOCK            INDEX             INCOME         BALANCED
                                        FUND             FUND              FUND            FUND            TOTAL
NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF YEAR                           $1,763,775        $13,398,581       $20,006,982    $2,973,278       $38,142,616
                                    ----------        -----------       -----------    ----------       -----------
ADDITIONS TO NET
  ASSETS ATTRIBUTED TO:
  Employer contributions                28,811            260,074           249,263       126,921           665,069
  Employee contributions               337,138          1,592,520         1,791,739       766,053         4,487,450
  Interest and dividend income           1,017              9,704         1,208,518       146,133         1,365,372
  Net appreciation (depreciation)
    in fair value of investments      (604,770)         2,879,410                --       371,679         2,646,319
                                    ----------        -----------       -----------    ----------       -----------
           Total additions            (237,804)         4,741,708         3,249,520     1,410,786         9,164,210
                                    ----------        -----------       -----------    ----------       -----------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefit payments to participants     165,512          3,798,306         3,110,337       653,291         7,727,446
  Administrative expenses                5,555             79,427            97,491        16,575           199,048
                                    ----------        -----------       -----------    ----------       -----------
           Total deductions            171,067          3,877,733         3,207,828       669,866         7,926,494
                                    ----------        -----------       -----------    ----------       -----------
NET ADDITIONS
  (DEDUCTIONS) PRIOR TO
  INTERFUND TRANSFERS                 (408,871)           863,975            41,692       740,920         1,237,716
                                    ----------        -----------       -----------    ----------       -----------
NET INTERFUND TRANSFERS               (870,109)           431,376            73,790       364,943                --
                                    ----------        -----------       -----------    ----------       -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR             $  484,795        $14,693,932       $20,122,464    $4,079,141       $39,380,332
                                    ==========        ===========       ===========    ==========       ===========




See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH
FUND INFORMATION
YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------


                                                                PARTICIPANT DIRECTED
                                        -----------------------------------------------------------------
                                           CALDOR
                                           COMMON            EQUITY             FIXED
                                           STOCK             INDEX              INCOME           BALANCED
                                            FUND              FUND               FUND              FUND             TOTAL
NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF YEAR                               $ 4,865,415        $10,138,532       $20,416,811        $1,904,339       $37,325,097
                                        -----------        -----------       -----------        ----------       -----------
ADDITIONS TO NET
  ASSETS ATTRIBUTED TO:
  Employer contributions                    809,430                 --                --                --           809,430
  Employee contributions                    576,370          1,626,622         2,104,095           775,670         5,082,757
  Interest and dividend income                3,157              2,676         1,278,049           103,760         1,387,642
  Net appreciation (depreciation)
    in fair value of investments         (4,211,785)         3,689,612                --           446,900           (75,273)
                                        -----------        -----------       -----------        ----------       -----------
           Total additions               (2,822,828)         5,318,910         3,382,144         1,326,330         7,204,556
                                        -----------        -----------       -----------        ----------       -----------
DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Benefit payments to participants          338,973          2,188,331         3,315,919           311,875         6,155,098
  Administrative expenses                    17,535             81,299           119,064            14,041           231,939
                                        -----------        -----------       -----------        ----------       -----------
           Total deductions                 356,508          2,269,630         3,434,983           325,916         6,387,037
                                        -----------        -----------       -----------        ----------       -----------
NET ADDITIONS
  (DEDUCTIONS) PRIOR TO
  INTERFUND TRANSFERS                    (3,179,336)         3,049,280           (52,839)        1,000,414           817,519
                                        -----------        -----------       -----------        ----------       -----------
NET INTERFUND TRANSFERS                      77,696            210,769          (356,990)           68,525                --
                                        -----------        -----------       -----------        ----------       -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                 $ 1,763,775        $13,398,581       $20,006,982        $2,973,278       $38,142,616
                                        ===========        ===========       ===========        ==========       ===========





See notes to financial statements.

CALDOR, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 and 1995
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following description of the Caldor, Inc. Profit Sharing Plan (the "Plan") for eligible employees of The Caldor Corporation (the "Employer" or "Caldor") provides only general information. Participants should refer to the Plan agreement, which is available from the Plan Administrator, for a more complete description of the Plan's provisions.

    a. General - The Plan, established January 1, 1990, is a defined contribution plan covering substantially all employees not covered under a collective bargaining agreement who have completed one year of service of at least 1,000 hours and are age 21 or older. The Plan was amended, effective January 1, 1993, to allow for the investment of contributions in common stock of The Caldor Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    b. Employee Contributions - Participating employees elect to contribute on a before-tax and/or after-tax basis from 1% to 15% of their compensation earned during any payroll period. Each participant may contribute on a before-tax basis up to the limits established by law. Rollover deposits consist of transfers of new employees' balances from their previous employer's benefit plans. Balances are allocated to the applicable funds in accordance with the employees' investment elections.

    c. Employer Contributions - The employer contribution, referred to as the Company Matching Contribution, for a plan year is determined on the basis of the Employer's attainment of earnings objectives during the fiscal year ending on the Saturday closest to January 31 following such plan year.

        The Company Matching Contribution is not to exceed the amount deductible for such plan year for income tax purposes and may not exceed the limit established by law. The employer contribution may be made without regard to current or accumulated profits of the Employer.

    d. Participants' Accounts - Each participant has a separate account for before-tax contributions, after-tax contributions, pension rollover contributions and Company Matching Contributions. Each participant's account is credited with the participant's contribution and an allocation of (a) the Employer's contribution and (b) Plan earnings, and debited for participant's withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    e. Vesting - Participants are immediately vested in their before-tax contribution account, after-tax contribution account and pension rollover contribution account plus actual earnings thereon.

        Vesting in their share of the Company Matching Contribution is based on years of continuous service on the following basis:

                     COMPLETED YEARS OF SERVICE       PERCENTAGE VESTED
                     Less than 3                              0%
                     3 but less than 4                       20
                     4 but less than 5                       40
                     5 but less than 6                       60
                     6 but less than 7                       80
                     7 or more                              100

        Notwithstanding the above, a participant is 100% vested when the participant has attained age 55 with at least five years of service, has attained normal retirement age, or upon death or permanent disability.

    f. Forfeitures - In the event that a participant terminates employment and is less than 100% vested in all accounts, forfeitures of the nonvested amount in the Company Matching Contribution account, along with earnings on the forfeited amount, shall be used by the Employer to reduce future contributions by the Employer. Employer contributions were reduced by $69,423 and $35,000 in 1996 and 1995, respectively, from forfeited nonvested amounts.

    g. Payment of Benefits - Upon termination of employment for any reason, a participant or designated beneficiary shall receive a single lump-sum amount equal to the value of the participant's vested interest in his or her account as soon as practicable. A participant may elect to defer such distribution pursuant to plan provisions. A participant who terminates employment as a result of retirement may elect to receive a lump sum distribution or annual installments over a period not to exceed 10 years.

    h. Administrative - The Plan is administered by the Employer, which appoints a committee to control and manage the operation and administration of the Plan. The Employer also appoints an investment committee which has the responsibility and authority to make investment decisions for the Plan. The Plan's investments are held by a bank-administered trust fund for which the First Union Bank is the Trustee (the "Trustee"). The Trustee executes investment decisions.

    i. Administrative Expenses - Plan administrative expenses are paid for primarily by the Plan.

    j. Investments - A participant may elect to have contributions to his/her participant account invested in one or a combination of the following investment options, which, from time to time, a portion of the funds may be invested in short term securities or maintained in cash.

        CALDOR COMMON STOCK FUND - This is a single security fund. Funds are invested solely in The Caldor Corporation common stock.

        EQUITY INDEX FUND - The contract for the Metropolitan Index Fund indicates that funds are primarily invested in a diversified portfolio of equity securities designed to maintain an investment return that matches the performance of the Standard and Poor's Fortune 500 Stocks.

        FIXED INCOME FUND - Funds are invested in guaranteed group annuity contracts issued by insurance companies and in the Merrill Lynch Retirement Preservation Trust, whose assets are invested primarily in synthetic guaranteed investment contracts supported by AAA/Aaa-rated assets, U.S. Government agency securities or demand obligations.

        BALANCED FUND - The prospectus for the Multi-Asset Fund indicates that funds are invested in a broad mix of stocks, bonds, and cash, which are well-diversified in each category.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared on the accrual basis of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value, as determined by the Plan's trustee based upon publicly stated price information. Short-term investments are stated at cost, which approximates market. Guaranteed group annuity contracts are valued at contract value, (Note 5). The commingled separate account is valued daily by Metropolitan Life Insurance Company. The Employer stock is valued at its quoted market price.

    Security transactions are accounted for as of their trade dates. Interest income on investments is recorded when earned. Dividends are recorded on the ex-dividend date.

    PAYMENT OF BENEFITS - Benefits are recorded when paid.

    BENEFITS PAYABLE - Benefits payable to persons who have withdrawn from participation, but were not paid as of December 31, 1996 and 1995 were $2,921,833 and $202,405, respectively.

    RECENT ACCOUNTING PRONOUNCEMENT - In September 1994, the AICPA issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," which is effective for fiscal years beginning after December 15, 1994. However, the implementation of SOP 94-4 for contracts entered into before December 31, 1993 is delayed to fiscal years beginning after December 15, 1995. This SOP requires a defined-contribution plan to report investment contracts that are not fully benefit responsive at fair value. Benefit responsiveness is defined as the extent to which a contract's terms and the plan itself permit or require participant-initiated withdrawals, loans, transfers, etc., at contract value. The Plan delayed implementation of SOP 94-4 for contracts entered into before December 31, 1993 to fiscal years beginning after December 15, 1995.

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from reported results.


3.  PRIORITIES UNDER TERMINATION OF THE PLAN

    Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the account balance of each affected participant shall be 100 percent vested and nonforfeitable.

4.  TAX STATUS

    The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated January 8, 1993. The Plan has been amended since receiving the last determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  INVESTMENTS

    The Plan's Trustee invests all employee and Company Matching Contributions as well as earnings thereon, pursuant to the terms of the Plan. The Trustee has custody of all assets in the funds. The following tables represent the investments as of December 31, 1996 and 1995. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                        CALDOR COMMON
                                                         STOCK FUND
                                         -------------------------------------------
                                           NO.                               FAIR
                                         SHARES            COST              VALUE
DECEMBER 31, 1996

Cash                                                   $        49       $        49

Money Market Portfolio                     1,593             1,593             1,593

Guaranteed Group Annuity
  Contract                                    --                --                --

Index Fund Contract                           --                --                --

Mutual Fund - Multi-Asset Fund                --                --                --

Investments - Other                           --                --                --

Caldor Common Stock                      320,925         4,368,719           441,271
                                                       -----------       -----------
Total                                                  $ 4,370,361       $   442,913
                                                       ===========       ===========

DECEMBER 31, 1995

Cash                                                   $        --       $        --

Money Market Portfolio                     5,405             5,405             5,405

Guaranteed Group Annuity
  Contracts                                   --                --                --

Index Fund Contract                           --                --                --

Mutual Fund - Multi-Asset Fund                --                --                --

Other Investments                             --                --                --

Caldor Common Stock                      280,704         4,868,651           912,288
                                                       -----------       -----------
Total                                                  $ 4,874,056       $   917,693
                                                       ===========       ===========


                                                         EQUITY INDEX
                                                             FUND
                                         -------------------------------------------
                                            NO.                               FAIR
                                          SHARES           COST              VALUE
DECEMBER 31, 1996

Cash                                                   $    52,053       $    52,053

Money Market Portfolio                     6,755             6,755             6,755

Guaranteed Group Annuity
  Contract                                    --                --                --

Index Fund Contract                       56,612         9,200,551        14,641,313

Mutual Fund - Multi-Asset Fund                --                --                --

Investments - Other                           --                --                --

Caldor Common Stock                           --                --                --
                                                       -----------       -----------
Total                                                  $ 9,259,359       $14,700,121
                                                       ===========       ===========

DECEMBER 31, 1995

Cash                                                   $       155       $       155

Money Market Portfolio                     7,035             7,035             7,035

Guaranteed Group Annuity
  Contracts                                   --                --                --

Index Fund Contract                       62,992         9,814,965        13,256,727

Mutual Fund - Multi-Asset Fund                --                --                --

Other Investments                             --                --                --

Caldor Common Stock                           --                --                --
                                                       -----------       -----------
Total                                                  $ 9,822,155       $13,263,917
                                                       ===========       ===========

                                                                  FIXED INCOME
                                                                      FUND
                                              ------------------------------------------------
                                                     NO.                                FAIR
                                                   SHARES            COST               VALUE
DECEMBER 31, 1996

Cash                                                             $   100,732       $   100,732

Money Market Portfolio                              72,345            72,345            72,345

Guaranteed Group Annuity
  Contracts                                     11,894,442        11,894,442        11,894,442

Index Fund Contract                                     --                --                --

Mutual Fund - Multi-Asset Fund                          --                --                --

Investments - Other                              7,477,113         7,477,113         7,477,113

Caldor Common Stock                                     --                --                --
                                                                 -----------       -----------
Total                                                            $19,544,632       $19,544,632
                                                                 ===========       ===========

DECEMBER 31, 1995

Cash                                                             $       310       $       310

Money Market Portfolio                              75,198            75,198            75,198

Guaranteed Group Annuity
  Contracts                                     16,680,622        16,680,622        16,680,622

Index Fund Contract                                     --                --                --

Mutual Fund - Multi-Asset Fund                          --                --                --

Other Investments                                3,082,752         3,082,752         3,082,752

Caldor Common Stock                                     --                --                --
                                                                 -----------       -----------
Total                                                            $19,838,882       $19,838,882
                                                                 ===========       ===========

                                                            BALANCED
                                                              FUND                                        TOTAL
                                            -------------------------------------------       -----------------------------
                                                NO.                             FAIR                               FAIR
                                              SHARES          COST              VALUE              COST            VALUE
DECEMBER 31, 1996

Cash                                                      $   144,587       $   144,587       $   297,421       $   297,421

Money Market Portfolio                        5,877             5,877             5,877            86,570            86,570

Guaranteed Group Annuity
  Contract                                       --                --                --        11,894,442        11,894,442

Index Fund Contract                              --                --                --         9,200,551        14,641,313

Mutual Fund - Multi-Asset Fund              295,171         3,505,570         3,893,310         3,505,570         3,893,310

Investments - Other                              --                --                --         7,477,113         7,477,113

Caldor Common Stock                              --                --                --         4,368,719           441,271
                                                          -----------       -----------       -----------       -----------
Total                                                     $ 3,656,034       $ 4,043,774       $36,830,386       $38,731,440
                                                          ===========       ===========       ===========       ===========

DECEMBER 31, 1995

Cash                                                      $       155       $       155       $       620       $       620

Money Market Portfolio                        9,970             9,970             9,970            97,608            97,608

Guaranteed Group Annuity
  Contracts                                      --                --                --        16,680,622        16,680,622

Index Fund Contract                              --                --                --         9,814,965        13,256,727

Mutual Fund - Multi-Asset Fund              244,822         2,727,976         2,886,453         2,727,976         2,886,453

Other Investments                                --                --                --         3,082,752         3,082,752

Caldor Common Stock                              --                --                --         4,868,651           912,288
                                                          -----------       -----------       -----------       -----------
Total                                                     $ 2,738,101       $ 2,896,578       $37,273,194       $36,917,070
                                                          ===========       ===========       ===========       ===========

INVESTMENT CONTRACTS WITH INSURANCE COMPANY - The Plan entered into a guaranteed group annuity contract with Metropolitan Life Insurance Co., ("MetLife"). Contract No. 12348 was entered into on March 4, 1991. MetLife maintains the contributions in pooled accounts. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by MetLife. The contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no adjustments against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The Plan also entered into an investment contract with John Hancock Mutual Life Insurance Co. on February 24, 1992 which expired on February 28, 1996. As of December 31, 1996 and 1995, contracts were invested as follows:

                                                                                  1996
                                                     ---------------------------------------------------------
                                                                                                     CREDITING
                                                      CONTRACT             FAIR          AVERAGE     INTEREST
   FUND        GUARANTEED GROUP ANNUITY CONTRACT        VALUE              VALUE          YIELD        RATE

Fixed Income     Metropolitan Life Ins. Co.           $11,894,442      $11,894,442        6.35%      6.375%
   Fund           Contract #12348 expiration
                   September 9, 1999

                                                                                1995
                                                     ---------------------------------------------------------
                                                                                                     CREDITING
                                                      CONTRACT             FAIR          AVERAGE     INTEREST
   FUND        GUARANTEED GROUP ANNUITY CONTRACTS       VALUE              VALUE          YIELD        RATE
Fixed Income    John Hancock Mutual Life Ins. Co.     $  5,558,573      $  5,558,573       7.86%       8.60%
   Fund           Contract #6185 expiration
                  February 28, 1996

Fixed Income    Metropolitan Life Ins. Co.              11,122,049        11,122,049       6.50        6.50
    Fund          Contract #12348 expiration
                  September 9, 1999




OTHER - During the Plan year ended December 31, 1996, the Plan's investment account did not contain leases or loans in default or uncollectable, and there have been no prohibited party-in-interest transactions.

6.      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

        The Plan's investments (including investments bought, sold and held during the year) appreciated in value by $2,646,319 in 1996 and depreciated in value by $(75,273) in 1995, as follows:

                                                  NET APPRECIATION (DEPRECIATION)
                                                   IN FAIR VALUE OF INVESTMENTS,
                                                         DECEMBER 31, 1996
                                  ------------------------------------------------------------
                                    CALDOR
                                    COMMON           EQUITY
                                    STOCK             INDEX         BALANCED          TOTAL
                                     FUND             FUND            FUND            FUNDS
Unrealized appreciation
  (depreciation):

  Common stock                    $(494,478)       $       --       $     --       $  (494,478)

  Mutual fund                            --                --        351,242           351,242

  Index fund contract                    --         2,670,901             --         2,670,901
                                  ---------        ----------       --------       -----------
           Total unrealized        (494,478)        2,670,901        351,242         2,527,665
                                  ---------        ----------       --------       -----------
Realized gain (loss):

  Common stock                     (110,292)               --             --          (110,292)

  Mutual fund                            --                --         20,437            20,437

  Index fund contract                    --           208,509             --           208,509
                                  ---------        ----------       --------       -----------
           Total realized          (110,292)          208,509         20,437           118,654
                                  ---------        ----------       --------       -----------
Total                             $(604,770)       $2,879,410       $371,679       $ 2,646,319
                                  =========        ==========       ========       ===========

                                             NET APPRECIATION (DEPRECIATION)
                                              IN FAIR VALUE OF INVESTMENTS
                                                    DECEMBER 31, 1995
                                  --------------------------------------------------------
                                   CALDOR
                                   COMMON           EQUITY
                                    STOCK            INDEX        BALANCED          TOTAL
                                    FUND             FUND           FUND            FUNDS
Unrealized appreciation
  (depreciation):

  Common stock                  $(3,956,363)     $       --       $     --       $(3,956,363)

  Mutual fund                            --              --        158,477           158,477

  Index fund contract                    --       3,441,763             --         3,441,763
                                -----------      ----------       --------       -----------
           Total unrealized      (3,956,363)      3,441,763        158,477          (356,123)
                                -----------      ----------       --------       -----------
Realized gain (loss):

  Common stock                     (255,422)             --             --          (255,422)

  Mutual fund                            --              --        288,423           288,423

  Index fund contract                    --         247,849             --           247,849
                                -----------      ----------       --------       -----------
           Total realized          (255,422)        247,849        288,423           280,850
                                -----------      ----------       --------       -----------
Total                           $(4,211,785)     $3,689,612       $446,900       $   (75,273)
                                ===========      ==========       ========       ===========

7.    PLAN SPONSOR CHAPTER 11 FILING

      On September 18, 1995, the plan sponsor, The Caldor Corporation and certain of its subsidiaries (collectively the "Debtors") filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. The Debtors are presently operating their business as debtors-in-possession subject to the jurisdiction of the U.S. Bankruptcy Court for the Southern District of New York.

8.    NET DEPRECIATION IN FAIR VALUE OF CALDOR COMMON STOCK

      The Caldor Common Stock Fund is a single security fund which invests funds solely in the common stock of The Caldor Corporation. The performance of this fund is based solely on the performance of Caldor's common stock. In fiscal 1996, the Caldor Common Stock Fund had $110,292 of realized losses and $494,478 of unrealized depreciation due to the decline in Caldor's stock price during 1996. In fiscal 1995, the Caldor Common Stock Fund had $255,422 of realized losses and $3,956,363 of unrealized depreciation due to the decline in Caldor's stock price during 1995.

9.    PLAN AMENDMENT

      The Plan was amended on June 1, 1996 to allow the Company Matching Contribution to be made in cash and to be invested among the Investment Funds in accordance with the participant's investment direction in effect at the time the contribution is made. Prior to June 1, 1996, the Company Matching Contribution was made in cash or in-kind. Under the terms of the Plan, in-kind contributions were required to consist of Caldor Corporation common stock, based on the average closing share prices of the last five business days of the month in which such Company Matching Contribution was made. Similarly, under the terms of the Plan, where Company Matching Contributions were made in cash, the Trustee was required to purchase Caldor Corporation common stock.

      Effective June 1, 1996, a participant may elect to reallocate the value of his/her accounts attributable to Company Matching Contributions among all the Investment Funds. Prior to June 1, 1996 all Company Matching Contributions made to the Plan on a participant's behalf were invested exclusively in the Caldor Common Stock Fund and were not eligible for reallocation.


                                     ******

CALDOR, INC. PROFIT SHARING PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

---------------------------------------------------------------------------------------------------------------------------------
(a)                    (b)                                            (c)                                (d)              (e)

                                                                  DESCRIPTION                                             FAIR
                IDENTITY OF ISSUE                                OF INVESTMENT                          COST              VALUE

*            First Union                             Cash                                           $  297,421        $   297,421

             CALDOR COMMON STOCK
             FUND:
*            First Union                             Evergreen Money Market Portfolio;
                                                     1,593 units                                         1,593              1,593

*            The Caldor Corporation                  Common Stock; 320,925 shares;
                                                     $1.375 per share                                4,368,719            441,271

             EQUITY INDEX FUND:
*            First Union                             Evergreen Money Market Portfolio;
                                                     6,755 units                                         6,755              6,755

             Metropolitan Life                       Metropolitan Index Fund Contract,
             Insurance Co.                           #013605; 56,612 units                           9,200,551         14,641,313

             FIXED INCOME FUND:
*            First Union                             Evergreen Money Market Portfolio;
                                                     72,345 units                                       72,345             72,345

             Merrill Lynch                           Merrill Lynch Retirement Preservation
                                                     Trust; 7,477,113 shares; $1.00 per share        7,477,113          7,477,113

             Metropolitan Life Ins. Co.              Guaranteed Group Annuity Contract,
                                                     #12348; 11,894,442 units; 6.35%;
                                                     matures 9/9/99                                 11,894,442         11,894,442

             BALANCE FUND:
*            First Union                             Evergreen Money Market Portfolio;
                                                     5,877 units                                         5,877              5,877

             Mainstay Institutional                  Multi-Asset Fund, 295,171 shares;
             Funds, Inc.                             $13.19 per share                                3,505,570          3,893,310
                                                                                                    -----------       -----------
             TOTAL                                                                                  $36,830,386       $38,731,440
                                                                                                    ===========       ===========

Employer Identification Number: 06-10763206
Plan Number: 004


*    Represents party-in-interest

CALDOR, INC. PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS - AGGREGATED BY ISSUE
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                (a)                            (b)                             (c)                      (d)           (e)

                                           DESCRIPTION
                                        OF ASSET (INCLUDE
            IDENTITY OF                 RATE AND MATURITY       NUMBER OF     PURCHASE    NUMBER OF    SALE          LEASE
          PARTY INVOLVED                 IN CASE OF LOAN)      TRANSACTIONS    PRICE    TRANSACTIONS   PRICE         RENTAL
EQUITY INDEX FUND
  First Union                        Evergreen Money Market
                                       Portfolio                            $4,166,983               $4,167,263       $--

  Metropolitan Life Insurance Co.    Metropolitan Index Fund        16       1,537,110       22       3,031,928        --
                                       Contract #013605

FIXED INCOME FUND:
  First Union                         Evergreen Money Market
                                        Portfolio                            9,966,430                9,969,313        --

  Merrill Lynch                      Merrill Lynch Retirement       21       7,078,900       11       2,578,660        --
                                        Preservation Trust

                (a)                      (f)           (g)             (h)             (i)

                                       EXPENSE                    CURRENT VALUE
                                       INCURRED                    OF ASSET ON
            IDENTITY OF                  WITH        COST OF       TRANSACTION         NET
          PARTY INVOLVED             TRANSACTION      ASSET           DATE         GAIN (LOSS)
EQUITY INDEX FUND
  First Union
                                         $--        $4,167,263      $4,167,263       $     --

  Metropolitan Life Insurance Co.         --         2,345,029       3,031,928        686,899


FIXED INCOME FUND:
  First Union
                                          --         9,969,313       9,969,313             --

  Merrill Lynch                           --         2,578,660       2,578,660             --



Employer Identification Number: 06-10763206
Plan Number: 004

CALDOR, INC. PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

            (a)                         (b)                     (c)           (d)         (e)          (f)            (g)

                                    DESCRIPTION                                                      EXPENSE
                                 OF ASSET (INCLUDE                                                  INCURRED
        IDENTITY OF              RATE AND MATURITY            PURCHASE        SALE       LEASE        WITH          COST OF
      PARTY INVOLVED              IN CASE OF LOAN)              PRICE        PRICE       RENTAL    TRANSACTION       ASSET
FIXED INCOME FUND:
  First Union                 Evergreen Money Market
                                 Portfolio                   $5,623,336    $5,440,977     $--         $--         $5,440,977

  John Hancock Mutual Life    Guaranteed Annuity Contract            --     5,623,366      --          --          5,623,366
     Insurance Co.               #6185

   Merrill Lynch              Merrill Lynch Retirement        5,440,977            --      --          --                 --
                                 Preservation Trust

   Metropolitan               Guaranteed Group               11,296,100    11,296,100      --          --         11,296,100
     Life Insurance Co.          Annuity Contract #12348

            (a)                         (b)                       (h)             (i)

                                    DESCRIPTION              CURRENT VALUE
                                 OF ASSET (INCLUDE            OF ASSET ON
        IDENTITY OF              RATE AND MATURITY            TRANSACTION         NET
      PARTY INVOLVED              IN CASE OF LOAN)               DATE         GAIN (LOSS)
FIXED INCOME FUND:
  First Union                 Evergreen Money Market
                                 Portfolio                    $5,440,977          $--

  John Hancock Mutual Life    Guaranteed Annuity Contract
     Insurance Co.               #6185                         5,623,366           --

   Merrill Lynch              Merrill Lynch Retirement                --           --
                                 Preservation Trust

   Metropolitan               Guaranteed Group                11,296,100           --
     Life Insurance Co.          Annuity Contract #12348


Employer Indentification Number: 06-10763206
Plan Number: 004

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                CALDOR, INC. PROFIT SHARING PLAN
                                (Registrant)


Date:  June 27, 1997                    s/Dennis M. Lee
                                ----------------------------------
                                Dennis M. Lee
                                Executive Vice President -
                                Human Resources and Merchandise
                                Logistics

EXHIBIT INDEX
--------------------------------------------------------------------------------

EXHIBIT NUMBER                          DESCRIPTION
--------------                          -----------

23                                      Consent of Deloitte & Touche LLP